November 6, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Matthew Derby

Re:	YayYo, Inc.
Amendment No. 13 to Registration Statement on Form S-1
Filed November 1, 2019
File No. 333-224549

Dear Mr. Derby:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated November 5, 2019 (the “Comment Letter”) relating to the filing made by YayYo, Inc. (the “Company”) referenced above.

For your convenience, the comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Amendment No. 13 to Form S-1

Liquidity, Capital Resources and Plan of Operations, page 45

1. We note that you are currently in negotiations to extend the maturity date of your $1,296,018 and $222,222 Notes Payable to investors. Please revise to address the status of the $880,000 Note Payable to stockholder, which is also due October 31, 2019 and clarify whether you are currently negotiating to extend this Note as well. Tell us whether you expect negotiations for all past due Notes Payable to be completed prior to effectiveness of this offering and if so, revise to indicate as such. Alternatively, revise to include a discussion of the Note holders’ rights should you default on such Notes and the effect that such default(s) will have on your financial position, operations and liquidity.

The Company extended the maturity dates of the $1,296,018 and $222,222 Notes Payable to investors to November 30, 2019 and the maturity date of the $880,000 Note Payable to stockholder to December 31, 2019. All three notes payable were extended on their existing terms without any payments required by the Company. The Company further disclosed that “As a result of the extensions, (i) two notes payable totaling $1,518,240 (the $222,222 note payable and the $1,296,018 note payable) are due November 30, 2019 and (ii) the note payable to an investor, with a current balance of $880,000, is due on December 31, 2019.”

Please call the undersigned at 212-658-0458 if you have any further questions.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara, Esq.

Cc:	Jonathan Rosen